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SEC
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MAR 01 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umpqua Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One SW Columbia St. Suite 300
(No. and Street)

Portland	Oregon	97258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Adelblue

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

111 SW 5th Ave. Suite 3900	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeani Winterbourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Umpqua Investments, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, COO

Title

OFFICIAL STAMP
JENNIFER DIANE ADELBLUE
NOTARY PUBLIC-OREGON
COMMISSION NO. 955090
MY COMMISSION EXPIRES OCTOBER 06, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
U.S. Bancorp Tower
111 Southwest Fifth Avenue
Suite 3900
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Umpqua Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Umpqua Investments, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2018.

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition for

Umpqua Investments, Inc.

(SEC I.D. No. 8-0121943)

December 31, 2018

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

ASSETS

Cash	$	556,815
Investments, at fair value (cost basis of $439,984 - Note 3)		448,321
Interest and dividends receivable		2,542
Receivable from clearing organization		8,368,738
Furniture, equipment, and leasehold improvements, net (Note 4)		126,468
Deposits with clearing brokerage		100,000
Prepaid expenses and other assets		593,464
Goodwill		2,715,045
Total assets	$	12,911,393

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	635,961
Payable to clearing organization		425,199
Accrued expenses and other liabilities		584,931
Total liabilities		1,646,091
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY		
Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares		250,000
Additional paid-in-capital		9,810,912
Retained earnings		1,204,390
Total stockholder's equity		11,265,302
Total liabilities and stockholder's equity	$	12,911,393

The annual report of Umpqua Investments, Inc. on Form X-17A-5 at December 31, 2018 is available for examination at One Columbia Street, Suite 300, Portland, Oregon and also at the San Francisco, California office of the United States Securities and Exchange Commission.

Note 1 - Organization

Umpqua Investments, Inc. (the Company) is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Effective December 1, 1999, Umpqua Holdings Corporation (Umpqua) acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, principal, or registered investment advisor; including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

Note 2 - Summary of Significant Accounting Policies

Investments - Investments are classified as trading and are carried at fair value with realized and unrealized gains or losses recorded in revenue.

Receivable from clearing organization - Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and is stated at the amount management expects to collect. No allowance for bad debts is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Furniture, equipment, and leasehold improvements - Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant improvements are capitalized.

Income taxes - The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Goodwill - Goodwill is not amortized but instead is periodically tested for impairment. Management performs an impairment analysis for goodwill on an annual basis as of December 31. Additionally, goodwill is evaluated on an interim basis when events or circumstances indicate impairment potentially exists. On at least an annual basis, we assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, adverse action or assessment by a regulator, and unanticipated competition.

The Company performed its annual goodwill impairment analysis as of December 31, 2018. The Company assessed qualitative factors to determine whether the existence of events and circumstances indicated that it is more likely than not that goodwill is impaired, and determined no factors indicated an impairment. Based on this analysis, no further testing was determined to be necessary.

Note 2 - Summary of Significant Accounting Policies (Continued)

Share-based payments - The Company participates in Umpqua's stock-based compensation plan that provides for the granting of restricted stock awards to eligible employees and directors.

Fair value measurements - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Subsequent events - The Company has evaluated events and transactions through the time the financial statements were issued for potential recognition or disclosure.

Note 3 - Investments

Investments are held at fair value and consist of municipal bonds and other securities at December 31, 2018:

	Amortized Cost	Unrealized Gain	Fair Value
Municipal bonds	$ 439,976	$ 8,135	$ 448,111
Other securities	8	202	210
	$ 439,984	$ 8,337	$ 448,321

Note 4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2018:

		Estimated Useful Lives
Furniture, fixtures and equipment	$ 746,961	5 - 10 years
Leasehold improvements	391,383	9 - 15 years
Software	26,559	3 years
Total furniture, equipment, and leasehold improvements	1,164.903	
Less: Accumulated depreciation and amortization	(1,038,435)	
Total furniture, equipment and leasehold improvements, net	$ 126,468	

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company had net capital of $7,800,652 which was $7,700,652 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

Note 6 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset as of December 31, 2018:

Deferred tax assets:	
Accrued expenses	$ 114,123
Accrued bonuses	78,181
Premises and equipment depreciation	51,055
State taxes	32,625
Accrued severance and deferred compensation	26,711
Other	2,619
Total gross deferred tax assets	305,314
Deferred tax liabilities:	
Prepaid expenses	31,811
Total gross deferred tax liabilities	31,811
Net deferred tax asset	$ 273,503

The Company has determined that it is not required to establish a valuation allowance as management expects to have sufficient taxable income in future years to fully realize its gross deferred tax assets. The deferred tax assets are reported as part of prepaid expenses and other assets.

The Company files income tax returns in the U.S. federal jurisdiction, as well as the majority of state jurisdictions as part of a consolidated group. The Company is no longer subject to U.S. federal tax examinations for years before 2015, and is no longer subject to state tax examinations for years before 2014, except in California, for years before 2005.

Note 7 - Employee Benefit Plan

Substantially all employees of the Company are eligible to participate in a 401(k) and profit sharing plan sponsored by Umpqua. At the discretion of the Company's Board of Directors, the Company may elect to make matching and/or profit sharing contributions to the plan.

Note 8 - Stock Based Compensation

Restricted shares issued generally vest on an annual basis over three years. The following table summarizes information about nonvested restricted shares outstanding at December 31, 2018:

	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
Balance, beginning of year	2,159	$ 16.55
Granted	1,000	$ 21.86
Released	(1,040)	$ 16.22
Balance, end of year	2,119	$ 19.22

Note 9 - Commitments and Contingencies

The Company has noncancelable operating leases, including leased premises for its Lake Oswego and two Medford, Oregon locations, and various leases for office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2018 are as follows:

Years ended December 31,	
2019	$ 181,680
2020	116,438
2021	119,978
2022	123,642
2023	18,020
Thereafter	—
Total future minimum lease payments	$ 559,758

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral of $100,000 against its obligation under an agreement with the clearing organization, for the market value of trading securities at December 31, 2018. If the Company breached any of the collateral provisions, the clearing organization has the right to require settlement of the obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Note 10 - Related Party Balances

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company.

During 2018, the Company paid dividends of $1,800,000 to Umpqua, the Parent Company. In the normal course of business, the Company receives funds from and advances funds to Umpqua and Umpqua Bank. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $151,445 payable to Umpqua Bank. Included in prepaid expenses and other assets is $168,384 receivable from Umpqua Bank.

Note 11 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to the credit risk should counterparties not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 12 - Fair Value

The following table presents estimated fair values of the Company's financial instruments as of December 31, 2018, whether or not recognized or recorded at fair value:

	Level	Carrying Value	Fair Value
Financial Assets:			
Cash	1	$ 556,815	$ 556,815
Investments	2	448,321	448,321
Interest and dividends receivable	1	2,542	2,542
Receivable from clearing organization	1	8,368,738	8,368,738

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2018:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Investments	$ 448,321	$ —	$ 448,321	$ —

Investments is the only class of financial instrument that is measured at fair value on a recurring basis. Fair values for investments are classified as level 2 inputs and are based on quoted market prices of similar assets.

Note 13 - Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.